SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sea Limited
(Name of Issuer)

Class A Ordinary Shares, par value of $0.0005 per share
(Title of Class of Securities)

81141R100**
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81141R100 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “SE.” Each ADR represents 1 Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,518,933 Class A Ordinary Shares (represented by 1000 ADRs and 17,517,933 Class A Ordinary Shares issuable upon conversion of convertible notes)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 17,518,933 Class A Ordinary Shares (represented by 1000 ADRs and 17,517,933 Class A Ordinary Shares issuable upon conversion of convertible notes)
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,518,933 Class A Ordinary Shares (represented by 1000 ADRs and 17,517,933 Class A Ordinary Shares issuable upon conversion of convertible notes)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.14% (See Item 4)
12	TYPE OF REPORTING PERSON IA

CUSIP No. 81141R100	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Sea Limited (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by Gaoling Fund, L.P. (“Gaoling”) and Hillhouse GAR Holdings Limited (“GAR”). GAR is owned by Hillhouse Fund III, L.P. (“Fund III”). Hillhouse Capital acts as the sole management company of Fund III and Gaoling. Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Ordinary Shares held by Fund III and Gaoling.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Person is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

Item 2(c).	CITIZENSHIP

Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value of $0.0005 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81141R100 has been assigned to the ADRs of the Company, which are quoted on the New York Stock Exchange under the symbol “SE.” Each ADR represents 1 Class A Ordinary Share.

CUSIP No. 81141R100	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 174,082,722 Class A Ordinary Shares reported to be outstanding in the Company's Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on October 20, 2017 after the consummation of the transactions reported therein, and assumes the conversion of the reported convertible notes.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 81141R100	13G	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81141R100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer